UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

______________________________

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of May 2016

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited

______________________________

(Translation of Registrant’s name into English)

Board Secretariat’s Office

Kong Gang San Lu, Number 88

Shanghai, China 200335

______________________________

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of    ☒ Form 20-F      ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐ Yes       ☒ No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited
(Registrant)

Date: May 20, 2016	By:	/s/ Wang Jian
Name: Wang Jian Title: Joint Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or the appropriate course of action, you should consult a stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other appropriate independent advisers.

If you have sold or transferred all your shares in China Eastern Airlines Corporation Limited, you should at once hand this circular to the purchaser or the transferee or to the bank, licensed securities dealer or other agent through whom the sale or transfer was effected for transmission to the purchaser or the transferee.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this circular, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

MAJOR TRANSACTION AND

CONTINUING CONNECTED TRANSACTION

IN RELATION TO

2017–2019 AIRCRAFT FINANCE LEASE FRAMEWORK AGREEMENT

Independent Financial Adviser

to the Independent Board Committee and the Independent Shareholders

20 May 2016

DEFINITIONS

In this circular, unless the context otherwise requires, the following expressions have the following meanings:

“2014 Aircraft Finance Lease CT”	means the aircraft finance lease transaction entered into by the Company pursuant to a finance lease framework agreement dated 14 November 2014 as disclosed in the announcement of the Company dated 14 November 2014 and the circular of the Company dated 5 December 2014;

“2015 AGM”	means the 2015 annual general meeting of the Company to be convened in June 2016, to consider, and if thought fit, approve, among other things, the Proposed Transactions;

“2015 Aircraft Finance Lease CT”	means the aircraft finance lease transaction entered into by the Company pursuant to a master lease agreement dated 5 May 2015 as disclosed in the announcement of the Company dated 5 May 2015 and the circular of the Company dated 26 May 2015;

“2016 Aircraft Finance Lease Framework Agreement”	means the 2016 air craft finance lease framework agreement entered into between the Company and CES Leasing on 28 April 2016, pursuant to which CES Leasing agreed to provide finance leasing to the Company in relation to the Leased Aircraft for the period from 1 January 2016 to 31 December 2016 in accordance with its terms and conditions and the relevant implementation agreements contemplated thereunder;

“2017–2019 Aircraft Finance Lease Framework Agreement”	means the 2017–2019 aircraft finance lease framework agreement entered into between the Company and CES Leasing on 28 April 2016, pursuant to which CES Leasing agreed to provide finance leasing to the Company in relation to certain aircraft for the period from 1 January 2017 to 31 December 2019 in accordance with its terms and conditions and the relevant implementation agreements contemplated thereunder;

“Airbus SAS”	means Airbus SAS, a company created and existing under the laws of France;

“Aircraft Finance Lease Agreement(s)”	means the individual finance lease agreements in relation to the finance lease of the Leased Aircraft to be entered into by the Company pursuant to the 2017–2019 Aircraft Finance Lease Framework Agreement;

DEFINITIONS

“Aircraft Manufacturer(s)”	means Boeing Company and Airbus SAS;

“Announcement”	means the announcement of the Company dated 28 April 2016 in relation to the Proposed Transactions;

“associate(s)”	has the meaning as defined in the Listing Rules;

“Bank Loans”	means the loans provided by the Designated Financial Institutions to the Lessor(s) or the Company under the Proposed Transactions;

“Board”	means the board of directors of the Company;

“Boeing Company”	means Boeing Company, a company incorporated in the State of Delaware of the United States of America;

“CEA Holding”	means 中國東方航空集團公司 (China Eastern Air Holding Company), a wholly PRC state-owned enterprise and the controlling shareholder of the Company directly or indirectly holding approximately 62.07% of its issued share capital as at the Latest Practicable Date;

“CES Leasing”	means 東航國際融資租賃有限責任公司 (CES International Financial Leasing Corporation Limited), a company incorporated in the China (Shanghai) Pilot Free Trade Zone of the PRC with registered capital of RMB1 billion, and is directly held as to: (i) 50% by CEA Holding; (ii) 35% by 東航國際控 股(香港 )有限公司 (CES Global Holdings (Hong Kong) Limited) (an indirect wholly-owned subsidiary of CEA Holding); and (iii) 15% by 包頭盈德氣體有限公司 (Baotou Yingde Gases Co., Ltd.) (an independent third party, the sole shareholder of which is Yingde Gases (Hong Kong) Company Limited, a company registered in Hong Kong) as at the Latest Practicable Date;

“Company”	means 中國東方航空股份有限公司 (China Eastern Airlines Corporation Limited), a joint stock limited company incorporated in the PRC with limited liability, whose H shares, A shares and American depositary shares are listed on the Stock Exchange, the Shanghai Stock Exchange and the New York Stock Exchange, Inc., respectively;

“connected person”	has the meaning ascribed thereto under the Listing Rules;

DEFINITIONS

“Delivery Date”	means:

(i)	in respect of the Introduced Aircraft, the respective dates on which the Company delivers the Introduced Aircraft to the Lessor(s), pursuant to the sale and purchase agreement entered into between the Company and the Lessor(s) in relation to the Introduced Aircraft; and

(ii)	in respect of the Remaining Aircraft, the respective dates on which the respective Air craft Manufacturer delivers each of the Remaining Aircraft to the Lessor(s), pursuant to (a) the respective sale and purchase agreements entered into between the Company and the respective Aircraft Manufacturer; and (b) the respective purchase agreement assignment entered into between the Company, the Aircraft Manufacturer and the Lessor(s) in relation to the Remaining Aircraft;

“Designated Financial Institutions”	means commercial banks or other designated financial institutions in the PRC, being independent third parties, as designated by the Company in relation to the provision of the Bank Loans in accordance with the terms and conditions of the 2017–2019 Aircraft Finance Lease Framework Agreement;

“Directors”	means the directors of the Company;

“Group”	means the Company and its subsidiaries;

“Hong Kong”	means the Hong Kong Special Administrative Region of the People’s Republic of China;

“Independent Board Committee”	means the independent committee of the Board, comprising independent non-executive Directors, established for the purpose of considering the transactions under the 2017–2019 Aircraft Finance Lease Framework Agreement and the proposed annual caps for the three financial years ending 31 December 2017, 2018 and 2019, and to advise the Independent Shareholders on the same;

DEFINITIONS

“Independent Financial Adviser” or “Octal Capital”	Octal Capital Limited, a corporation licensed to carry on type 1 (dealing in securities) and type 6 (advising on corporate finance) regulated activities under the SFO, being the independent financial adviser appointed by the Company to advise the Independent Board Committee and the Independent Shareholders in respect of the 2017–2019 Aircraft Finance Lease Framework Agreement and the proposed annual caps for the three financial years ending 31 December 2017, 2018 and 2019;

“Independent Shareholders”	means the Shareholders, other than CEA Holding and its associates;

“Introduced Aircraft”	Leased Aircraft introduced before the 2017–2019 Aircraft Finance Lease Framework Agreement is approved by the Independent Shareholders at the 2015 AGM;

“Latest Practicable Date”	means 16 May 2016, being the latest practicable date of ascertaining certain information included herein before the printing of this circular;

“Leased Aircraft”	means part of the aircraft scheduled to be introduced by the Company for the financial years 2017–2019;

“Lessor(s)”	means wholly-owned subsidiaries of CES Leasing to be incorporated by CES Leasing in the China (Shanghai) Pilot Free Trade Zone or the Tianjin Dongjiang Bonded Zone of the PRC for the purpose of the Proposed Transactions;

“LIBOR”	means London Interbank Offered Rate;

“Listing Rules”	means the Rules Governing the Listing of Securities on the Stock Exchange;

“PBOC”	means People’s Bank of China;

“PRC”	means the People’s Republic of China;

“Proposed Transactions”	means the finance lease of the Leased Aircraft pursuant to the 2017–2019 Aircraft Finance Lease Framework Agreement;

“Remaining Aircraft”	means the Leased Aircraft excluding the Introduced Aircraft;

DEFINITIONS

“rental fee”	means the principal sum repayments and interest payments under the Proposed Transactions;

“RMB”	means renminbi, the lawful currency of the PRC;

“SFO”	means the Securities and Futures Ordinance (Chapter 571) of the Laws of Hong Kong as amended and modified from time to time;

“Shareholders”	means the shareholders of the Company;

“Stock Exchange”	means The Stock Exchange of Hong Kong Limited; and

“USD”	means United States dollar, the lawful currency of the United States of America.

LETTER FROM THE BOARD

Directors:		Legal address:
Liu Shaoyong	(Chairman)	66 Airport Street
Ma Xulun	(Vice Chairman, President)	Pudong International Airport
Xu Zhao	(Director)	Shanghai
Gu Jiadan	(Director)	PRC
Li Yangmin	(Director, Vice President)
Tang Bing	(Director, Vice President)	Head office:
Tian Liuwen	(Director, Vice President)	92 Konggang 3rd Road
Changning District
Independent non-executive Directors:		Shanghai
Ji Weidong		PRC
Li Ruoshan
Ma Weihua		Principal place of business in Hong Kong:
Shao Ruiqing		Unit B, 31/F.
United Centre
95 Queensway
Hong Kong

Hong Kong share registrar and transfer office:
Hong Kong Registrars Limited
Rooms 1712–1716, 17th Floor
Hopewell Centre
183 Queen’s Road East
Hong Kong

20 May 2016

To the shareholders of the Company

Dear Sir or Madam,

MAJOR TRANSACTION AND

CONTINUING CONNECTED TRANSACTION

IN RELATION TO

2017–2019 AIRCRAFT FINANCE LEASE FRAMEWORK AGREEMENT

1.	INTRODUCTION

Reference is made to: (i) the Announcement; and (ii) the notice of the 2015 AGM dated 28 April 2016.

LETTER FROM THE BOARD

The 2015 AGM will be held on 15 June 2016. The purpose of this circular is to give Shareholders information on matters to be dealt with at the 2015 AGM, which include the approval of the 2017–2019 Aircraft Finance Lease Framework Agreement and the Proposed Transactions thereunder.

2.	THE 2017–2019 AIRCRAFT FINANCE LEASE FRAMEWORK AGREEMENT

The major terms of the 2017–2019 Aircraft Finance Lease Framework Agreement are set out as follows:

Date	:	28 April 2016

Lessor(s)	:	Wholly-owned subsidiaries of CES Leasing to be incorporated for the purpose of the Proposed Transactions.

Lessee	:	The Company (including the wholly-owned and holding subsidiaries of the Company).

Financier	:	The Designated Financial Institutions, being independent third parties.

Aircraft under the Proposed Transactions	:	The Leased Aircraft comprises part of the aircraft in the Company’s aircraft introduction plan for the years 2017 to 2019 which will be disclosed annually and subject to adjustment from time to time.

The Company has signed or will sign aircraft purchase agreements in batches with Airbus SAS and Boeing Company in relation to the Leased Air craft, which agreements have been or will be negotiated and agreed independently and separately and has fulfilled or will fulfill the resolution procedures of the Board and the Company’s general meetings and announcement obligations in accordance with relevant laws and regulations.

In the event that the Company introduces any of the Leased Air craft before the 2017–2019 Air craft Finance Lease Framework Agreement is approved by the Independent Shareholders at the 2015 AGM, the Company shall pay to the Aircraft Manufacturer(s) the relevant purchase price of the Introduced Air craft according to the respective financing arrangement(s). After the 2017–2019 Aircraft Finance Lease Framework Agreement is approved by the Independent Shareholders at the 2015 AGM, the Company will enter into the relevant aircraft purchase agreements in relation to each of the Introduced Aircraft with the Lessor(s) to transfer the ownership of the Introduced Aircraft to the Lessor(s) in accordance with the relevant lease amount (which shall not be more than 100% of the purchase price of the relevant Introduced Aircraft).

LETTER FROM THE BOARD

Effective term	:	From 1 January 2017 to 31 December 2019.

Aggregate principal amount of the finance leases	:	Not more than 100% of the consideration for the purchase of the Leased Aircraft.

Rental fee/Interest rate	:	Under the Proposed Transactions, the applicable interest rate, together with the arrangement fee, will be determined through requests for proposals issued by the Company or other bidding processes (which will comprise of at least two other proposals from unrelated third parties), which will be negotiated and determined between the Company, CES Leasing and the Designated Financial Institutions.

The rental fee is the repayment of the principal amount for the Leased Aircraft and the interest under the Proposed Transactions.

The rental fee, of which the principal portion is measured according to the equal-principal or average-capital-plus-interests standard, is payable quarterly or semi-annually in arrears, commencing on the Delivery Date of each of the Leased Aircraft and concluding on the date of the last payment for such Leased Aircraft, subject to the terms and conditions of each individual Aircraft Finance Lease Agreement.

On the date of payment of each rental fee, the Company deposits the rental fee only in the Lessor(s)’ permitted bank account with the Designated Financial Institutions. The Designated Financial Institution will maintain strict control and supervision over the relevant bank account and will automatically debit the rental fee (the amount of which is equal to the principal and interest of the Bank Loans) from the relevant bank account to its own account on the same day or the next day of the date of payment of each rental fee.

Bank Loans	:	Under the Proposed Transactions, the Designated Financial Institutions will provide Bank Loans to the Lessor(s), the principal amount of which will be equivalent to the principal amount of each individual Aircraft Finance Lease Agreement.

The principal amount, interest rate and amounts, and loan term under the Bank Loans will be respectively identical to the principal amount, interest rate and amounts, and lease term under the Proposed Transactions.

LETTER FROM THE BOARD

The material rights and obligations (including the right to obtain delivery of air craft, the obligation to pay consideration, etc.) of the Company as a purchaser under the relevant aircraft sale and purchase agreement(s) will be transferred to the Lessor(s), and the Leased Aircraft will be mortgaged to the Designated Financial Institutions as security for the Bank Loans according to the loan agreements to be entered into between the Lessor(s) and the Designated Financial Institutions in due course.

Arrangement fee	:	The respective arrangement fee for each of the Leased Aircraft shall be paid by the Company in one lump sum prior to the commencement of the respective Delivery Date.

Buy-back	:	Upon the expiry of the lease term of each of the Leased Aircraft, the Company is entitled to purchase each relevant Aircraft back from the Lessor(s) at a nominal purchase price for such aircraft.

Effectiveness and conditions	:	The 2017–2019 Air craft Finance Lease Framework Agreement is effective upon execution by the parties and approval of the 2017–2019 Air craft Finance Lease Framework Agreement and the transactions contemplated thereunder by the Independent Shareholders at the 2015 AGM.

Implementation Agreements	:	To implement the Proposed Transactions, separate written agreements will be entered into between the Company, CES Leasing, the Lessor(s) and the Designated Financial Institutions etc. (as appropriate), including but not limited to:

(i)	the sale and purchase agreement(s) to be entered into between the Company and the Lessor(s) in respect of each of the Introduced Aircraft or the aircraft to be introduced;

(ii)	the purchase agreement assignment(s) to be entered into between the Company, the Lessor(s) and/or the Designated Financial Institutions etc. in respect of each of the Remaining Aircraft;

(iii)	the Aircraft Finance Lease Agreement(s) to be entered into between the Company and the Lessor(s) in respect of each of the Leased Aircraft;

LETTER FROM THE BOARD

(iv)	the tripartite lease agreement assignments(s) to be entered into between the Company, the Lessor(s) and the Designated Financial Institutions in respect of each of the Leased Aircraft; and

(v)	the loan agreement to be entered into between the Lessor(s) and the Designated Financial Institutions in respect of each of the Leased Aircraft,

the terms of which will in all material respects be consistent with the binding principles, guidelines, terms and conditions contained in the 2017–2019 Aircraft Finance Lease Framework Agreement.

Each Aircraft Finance Lease Agreement will have the same term as the corresponding Bank Loan which it relates to and commencing on the Delivery Date of each Leased Aircraft.

The lease period of the aircraft under the 2017–2019 Aircraft Finance Lease Framework Agreement will be agreed upon entering into the Aircraft Finance Lease Agreements. Based on previous similar transactions, the lease period of the aircraft under the 2017–2019 Aircraft Finance Lease Framework Agreement would be around 10 years.

3.	INTERNAL CONTROL PROCEDURES

To ensure the Company’s conformity with the terms of the 2017–2019 Aircraft Finance Lease Framework Agreement, the Company shall adopt a series of internal control policies during its daily operations. Such internal control policies shall be conducted and supervised by the finance department of the Company and the independent non-executive Directors of the Company:

(1)	The finance department of the Company monitors daily connected transactions of the Company and reports to the audit and risk management committee of the Company and independent non-executive Directors on a quarterly basis. The finance department of the Company shall supervise the implementation agreements to ensure they are entered into: (i) in accordance with the review and evaluation procedure set out on page 12 of this circular and the terms of the 2017–2019 Aircraft Finance Lease Framework Agreement; (ii) in the ordinary and usual course of business of the Group; (iii) on normal commercial terms or better; (iv) no less favourable than terms offered by independent third parties to the Company; and (v) according to the 2017–2019 Aircraft Finance Lease Framework Agreement on terms that are fair and reasonable and in the interests of the Company and Shareholders as a whole.

(2)	The independent non-executive Directors shall review and will continue to review the implementation agreements to ensure that they have been entered into on normal commercial terms or better, and according to the 2017–2019 Aircraft Finance Lease Framework Agreement on terms that are fair and reasonable and in the interests of the Company and the Shareholders as a whole, and provide confirmation in the Company’s annual report.

LETTER FROM THE BOARD

In addition, for the purpose of Rule 14A.56 of the Listing Rules, the Company’s external auditors, will be engaged to issue a letter to report on the Group’s continuing connected transactions in accordance with Hong Kong Standard on “Assurance Engagements 3000 Assurance Engagements Other Than Audits or Reviews of Historical Financial Information” and with reference to Practice Note 740 “Auditor’s Letter on Continuing Connected Transactions under the Hong Kong Listing Rules” issued by the Hong Kong Institute of Certified Public Accountants.

The Directors are of the view that the above procedures can ensure that the transactions contemplated under the 2017–2019 Aircraft Finance Lease Framework Agreement will be conducted on normal commercial terms or better, and will not be prejudicial to the interests of the Company and the Shareholders.

4.	INFORMATION ABOUT THE PARTIES

The Company is principally engaged in the business of civil aviation.

CES Leasing is principally engaged in the provision of finance leasing and other leasing services, purchase of domestic and foreign finance lease assets, handling salvage value and maintenance of finance lease assets, and provision of advisory services and guarantee etc. for finance lease transactions.

As of 31 December 2015, the total assets and net assets of CES Leasing amounted to RMB8,598,763,714.68 and RMB1,052,032,155.39 respectively. For the year ended 31 December 2015, CES Leasing recorded net profits of RMB49,025,351.61.

The Designated Financial Institutions are principally engaged in banking services.

5.	HISTORICAL TRANSACTION AMOUNTS AND PROPOSED ANNUAL CAPS

CES Leasing was established in 2014. The Company previously conducted transactions in relation to finance lease with CES Leasing in 2014 and 2015. However, such transactions were not conducted on a continuing basis. The total amounts payable under the 2015 Aircraft Finance Lease CT and the 2014 Aircraft Finance Lease CT were expected to be not more than approximately USD1,712 million and not more than approximately USD906 million, respectively.

The total fee payable under the Proposed Transactions is the sum of the rental fee, the arrangement fee and the buy-back fee, and the total rental fee payable under the Proposed Transactions fee equals to the sum of the principal and the interest payable under each Aircraft Finance Lease Agreement. Having considered the historical transaction amounts and the Company’s aircraft introduction plan for the years 2017 to 2019 (the Company plans to introduce 52 aircraft in 2017 and 177 aircraft in 2018 and future years according to confirmed orders as at 31 December 2015. Please refer to page 11 of the annual report of the Company for year 2015 for details), the proposed annual caps in relation to the Proposed Transactions are set out as below:

LETTER FROM THE BOARD

Annual caps:

Units: USD in millions (or the equivalent amount in RMB)

	For the	For the	For the
	financial	financial	financial
	year ending	year ending	year ending
	31 December	31 December	31 December
Transaction period	2017	2018	2019

Total rental fee (including principal and interest)	2,400	2,400	2,600
Arrangement fee	15	15	16
Total annual cap	2,415	2,415	2,616

6.	FINANCIAL IMPACT OF THE PROPOSED TRANSACTIONS

Under the Proposed Transactions, the Leased Aircraft will be recorded as fixed assets of the Company and the principal amount of the Proposed Transactions will be recorded as long-term liabilities of the Company. The consideration for the purchase of aircraft may be funded through the Company’s working capital, bank loans from commercial banks and other sources of financing available to the Company. Using a finance lease structure under the Proposed Transactions may result in an increase in the Company’s debt-to-equity ratio, but as the rental fee under the Proposed Transactions is payable quarterly or semi-annually in arrears, commencing on the Delivery Date of each of the Leased Aircraft and concluding on the date of the last payment for such Leased Aircraft, it is not expected to have a substantial impact on the Company’s cashflow position or its business operations. The Proposed Transactions are not expected to result in a material impact on the earnings and net assets of the Group.

7.	REASONS FOR ENTERING INTO THE PROPOSED TRANSACTIONS AND BENEFITS EXPECTED TO ACCRUE TO THE COMPANY

Upon reviewing and evaluating the financial proposals submitted from independent commercial banks and the Designated Financial Institutions, whether the Company may finally mandate the finance lease for the Leased Aircraft to CES Leasing depends on the following prerequisites: (1) the stable operation of CES Leasing and its qualification and ability in engaging in large-scale aircraft finance lease transactions; (2) through requests for proposals or other bidding processes, the evaluated advantages of CES Leasing’s finance proposal and its quotations for the arrangement fee over other finance proposals and their quotations for the arrangement fee; and (3) the capability of CES Leasing to issue value added tax invoices for the interest portion of finance lease, which enables the Company to deduct value added tax, and the arrangement fee being lower than the deductible value added tax in respect of the interest payments, which helps the Company reduce financing costs.

LETTER FROM THE BOARD

If, after such requests of proposals or other bidding processes, CES Leasing is confirmed to have fulfilled the aforesaid prerequisites, the maximum aggregate rental of the aircraft finance lease transactions between the Company and CES Leasing from 2017 to 2019 shall not exceed half of the aggregate amount of the aircraft scheduled to be introduced from 2017 to 2019. Through adopting the finance lease arrangement provided by CES Leasing and after deducting the arrangement fee payable to CES Leasing, the savable financing costs for the Company compared to adopting secured loans arrangements with equivalent interest rates are estimated as below:

Units: USD in millions (or the equivalent amount in RMB)

	For the	For the	For the
	financial	financial	financial
	year ending	year ending	year ending
	31 December	31 December	31 December
Transaction period	2017	2018	2019

Savable financing costs	64	64	69

The Company introduced 14 and 23 aircraft respectively in the 2014 Aircraft Finance Lease CT and the 2015 Aircraft Finance Lease CT by adopting the finance lease arrangement provided by CES Leasing. After deducting the arrangement fee payable to CES Leasing, the Company saved financing costs of USD13 million and USD32 million respectively under such finance lease arrangement compared to adopting secured loans arrangements with equivalent interest rates.

CES Leasing intends to incorporate wholly-owned subsidiaries in the China (Shanghai) Pilot Free Trade Zone or the Tianjin Dongjiang Bonded Zone of the PRC for the purpose of acting as the Lessor(s) in the Proposed Transactions. The Lessor(s), acting as the borrower(s), will sign loan agreement(s) with the Designated Financial Institutions, acting as the lender(s), in respect of each of the Leased Aircraft. Such arrangement can facilitate CES Leasing to issue value added tax invoices for the interest portion of finance lease, which enables the Company to deduct value added tax.

The terms and conditions of the Proposed Transactions are agreed after arm’s length negotiations between the parties. The Directors are of the view that the Proposed Transactions are on normal commercial terms, and that the terms of the Proposed Transactions as well as the proposed annual caps for the three financial years ending 31 December 2017, 2018 and 2019 are fair and reasonable and in the interests of the Company and the Shareholders as a whole.

8.	LISTING RULES IMPLICATIONS

CES Leasing is a non-wholly owned subsidiary of CEA Holding, which in turn is the controlling shareholder of the Company. Each of CES Leasing and the Lessor(s), which are wholly-owned subsidiaries of CES Leasing, is thus a connected person of the Company. Therefore, the Proposed Transactions constitutes a connected transaction of the Company under Chapter 14A of the Listing Rules.

LETTER FROM THE BOARD

As the highest applicable percentage ratio of the Proposed Transactions under the Listing Rules exceeds 25% on an annual basis and as the highest transaction classification of the Proposed Transactions is that of a major transaction under the Listing Rules, the 2017–2019 Aircraft Finance Lease Framework Agreement will constitute a continuing connected transaction and major transaction of the Company under the Listing Rules. Therefore, the 2017–2019 Aircraft Finance Lease Framework Agreement is subject to: (a) the disclosure, annual review and Independent Shareholders’ approval requirements under Chapter 14A of the Listing Rules; and (b) the requirements applicable to major transactions under Chapter 14 of the Listing Rules.

The resolutions regarding the Proposed Transactions had been passed at the 2016 third regular meeting of the Board on 28 April 2016. As Mr. Liu Shaoyong (a Director and the Chairman of the Company), Mr. Xu Zhao (a Director) and Mr. Gu Jiadan (a Director) are members of the senior management of CEA Holding, they may be regarded as having a material interest in the Proposed Transactions. As such, they have abstained from voting at the meeting of the Board convened for the purpose of approving the Proposed Transactions. Save as disclosed above, none of the other Directors has any material interests in the Proposed Transactions.

On 28 April 2016, the Company also entered into the 2016 Aircraft Finance Lease Framework Agreement with CES Leasing, details of which are set out in a separate announcement published by the Company on the same day. As the term of the 2017–2019 Aircraft Finance Lease Framework Agreement, together with the term of the 2016 Aircraft Finance Lease Framework Agreement, will exceed three years, the Independent Financial Advisor’s opinion is included in this circular from pages 20 to 32 explaining why a period longer than three years is required and confirming whether it is normal business practice for an agreement of this type to be of such duration pursuant to Rule 14A.52 of the Listing Rules.

9.	2015 AGM & RECOMMENDATION

2015 AGM

The 2015 AGM will be held at Four Seasons Hall, 2/F, Shanghai International Airport Hotel (上海國際機場賓館二樓四季廳), No. 368 Yingbin (1) Road, Shanghai, the PRC at 9:30 am, on Wednesday, 15 June 2016. Please refer to the notice of 2015 AGM published by the Company on 28 April 2016 for details.

Closure of books

The H share register of members of the Company will be closed from 16 May 2016 to 15 June 2016, both days inclusive, during which period no transfer of the H shares will be effected. Where applicable, holders of the H shares of the Company intending to attend the 2015 AGM are therefore required to lodge their respective instrument(s) of transfer and the relevant share certificate(s) to the Company’s H share registrar, Hong Kong Registrars Limited, by 4:30 p.m. on 13 May 2016. The address and contact details of Hong Kong Registrars Limited are as follows:

LETTER FROM THE BOARD

Hong Kong Registrars Limited

Rooms 1712–1716, 17th Floor, Hopewell Centre

183 Queen’s Road East

Wanchai

Hong Kong

Telephone: +852 2862 8628

Fax: +852 2865 0990

Registration procedures for attending the 2015 AGM

(1)	Holders of the H shares of the Company shall deliver their written replies for attending the 2015 AGM, copies of transfers or copies of their share certificates or copies of receipts of share transfers, together with copies of their identity cards or other documents of identity, to the place of business of the Board Secretarial Office of the Company located at Room 307, China Eastern Airlines Building No. 1 (Next to Terminal One of Shanghai Hongqiao International Airport), 92 Konggang 3rd Road, Changning District, Shanghai, the PRC (fax no: +86 21 62686116) (for the attention of the Office of the Secretary of the Board of Directors) from 9:00 a.m. to 4:00 p.m. on 25 May 2016 (if by facsimile) or between 18 May 2016 to 25 May 2016 (if by post). If proxies are appointed by Shareholders to attend the 2015 AGM, they shall, in addition to the aforementioned documents, deliver the proxy forms and copies of their identity cards or other documents of identity to the above place of business of the Company.

(2)	Shareholders can deliver the necessary documents for registration to the Company in the following manner: by post or by facsimile.

Appointing proxies

(1)	Shareholders who have the right to attend and vote at the 2015 AGM are entitled to appoint in writing one or more proxies (whether a member of the Company or not) to attend and vote at the meeting on their behalf.

(2)	The instrument appointing a proxy must be duly authorised in writing by the appointor or his attorney. If that instrument is signed by an attorney of the appointor, the power of attorney authorising that attorney to sign (or other documents of authorisation) must be notarially certified. For the holders of the H shares of the Company, the notarially certified power of attorney or other documents of authorisation and proxy forms must be delivered to Hong Kong Registrars Limited, the Company’s H share registrar not less than 24 hours before the time scheduled for the holding of the 2015 AGM before such documents would be considered valid.

(3)	If more than one proxy has been appointed by any Shareholder, such proxies shall not vote at the same time.

LETTER FROM THE BOARD

Recommendation

Based on the relevant information disclosed herein, the Directors are of the opinion that the Proposed Transactions are on normal commercial terms, and that the terms of the Proposed Transactions as well as the proposed annual caps for the three financial years ending 31 December 2017, 2018 and 2019 are fair and reasonable and in the interests of the Company and the Shareholders as a whole. Having considered that: (i) the Group is principally engaged in the business of civil aviation; (ii) it is the Group’s usual practice to regularly refresh its fleet structure as disclosed in its annual reports; and (iii) the Aircraft Finance Lease Agreements provide the necessary financial resources to the Group while the Group executes its aircraft introduction plan, the Directors are also of the opinion that the Proposed Transactions are in the Company’s ordinary and usual course of business. Accordingly, the Directors recommend the Independent Shareholders to vote in favour of the relevant resolution to be proposed at the 2015 AGM.

Your attention is drawn to the letter from the Independent Board Committee set out on pages 18 to 19 of this circular which contains its recommendation to the Independent Shareholders regarding the Proposed Transactions, and the letter of advice from the Independent Financial Adviser set out on pages 20 to 32 of this circular containing its advice to the Independent Board Committee and the Independent Shareholders on the same. The Independent Shareholders are advised to read the aforesaid letters before deciding as to how to vote on the resolution approving the 2017–2019 Aircraft Finance Lease Framework Agreement and the transactions contemplated thereunder.

Voting

As CEA Holding is the controlling Shareholder holding directly and indirectly holds 8,156,480,000 shares of the Company, representing approximately 62.07% of the Company’s issued share capital as at the Latest Practicable Date, each of CEA Holding and its associate(s) is therefore a connected person of the Company. As such, CEA Holding and its associate(s), if any, will at the 2015 AGM abstain from voting on the ordinary resolution approving the 2017–2019 Aircraft Finance Lease Framework Agreement and the transactions contemplated thereunder, which will be taken on a poll as required under the Listing Rules. To the extent that the Directors are aware having made all reasonable enquiries, as at the Latest Practicable Date:

(i)	there was no voting trust or other agreement, arrangement or understanding (other than an outright sale) entered into by or binding upon CEA Holding;

(ii)	CEA Holding was not subject to any obligation or entitlement whereby it had or might have temporarily or permanently passed control over the exercise of the voting right in respect of its shares in the Company to a third party, whether generally or on a case-by-case basis; and

(iii)	it was not expected that there would be any discrepancy between CEA Holding’s beneficial shareholding interest in the Company as disclosed in this circular and the number of shares in the Company in respect of which it would control or would be entitled to exercise control over the voting right at the 2015 AGM.

LETTER FROM THE BOARD

10.	ADDITIONAL INFORMATION

Your attention is also drawn to the additional information set out in the appendices to this circular.

By order of the Board
中國東方航空股份有限公司
CHINA EASTERN AIRLINES CORPORATION LIMITED
Wang Jian
Joint Company Secretary

LETTER FROM THE INDEPENDENT BOARD COMMITTEE

20 May 2016

To the Independent Shareholders

Dear Sir or Madam,

MAJOR TRANSACTION AND

CONTINUING CONNECTED TRANSACTION

IN RELATION TO

2017–2019 AIRCRAFT FINANCE LEASE FRAMEWORK AGREEMENT

We refer to the circular dated 20 May 2016 (the “Circular”) to the Shareholders of which this letter forms part. Unless otherwise specified, terms defined in the Circular shall have the same meaning in this letter.

We have been appointed as members of the Independent Board Committee, which has been established to advise you in respect of the Proposed Transactions, details of which are set out in the letter from the Board contained in the Circular. None of us has any material interest in the Proposed Transactions.

CES Leasing is a non-wholly owned subsidiary of CEA Holding, which in turn is the controlling shareholder of the Company. Each of CES Leasing and the Lessor(s), which are wholly-owned subsidiaries of CES Leasing, is thus a connected person of the Company. Therefore, the Proposed Transactions constitute a connected transaction of the Company under Chapter 14A of the Listing Rules.

As the highest applicable percentage ratio of the Proposed Transactions under the Listing Rules exceeds 25% on an annual basis and as the highest transaction classification of the Proposed Transactions is that of a major transaction under the Listing Rules, the 2017–2019 Aircraft Finance Lease Framework Agreement will constitute a continuing connected transaction and major transaction of the Company under the Listing Rules. Therefore, the 2017–2019 Aircraft Finance Lease Framework Agreement is subject to: (a) the disclosure, annual review and Independent Shareholders’ approval requirements under Chapter 14A of the Listing Rules; and (b) the requirements applicable to major transactions under Chapter 14 of the Listing Rules.

Octal Capital has been appointed as the Independent Financial Adviser to advise us and you on the fairness and reasonableness of the Proposed Transactions. We wish to draw your attention to the letter from Octal Capital set out on pages 20 to 32 of the Circular.

LETTER FROM THE INDEPENDENT BOARD COMMITTEE

We have discussed with the management of the Company in relation to the Proposed Transactions. We have also taken into account the principal factors and reasons considered by the Independent Financial Adviser in forming its opinion in relation to the Proposed Transactions. We have also considered that: (i) the Group is principally engaged in the business of civil aviation; (ii) it is the Group’s usual practice to regularly refresh its fleet structure as disclosed in its annual reports; and (iii) the Aircraft Finance Lease Agreements provide the necessary financial resources to the Group while the Group executes its aircraft introduction plan.

On the basis of the above, we consider, and agree with the view of the Independent Financial Adviser, that the Proposed Transactions are on normal commercial terms and in the Company’s ordinary and usual course of business, and that the Proposed Transactions as well as the proposed annual caps for the three financial years ending 31 December 2017, 2018 and 2019 are fair and reasonable and in the interests of the Company and the Shareholders as a whole.

Accordingly, we recommend you to vote in favour of the ordinary resolution to be proposed at the 2015 AGM in respect of the Proposed Transactions.

Yours faithfully,
Ji Weidong
Li Ruoshan
Ma Weihua
Shao Ruiqing
Independent Board Committee

LETTER FROM OCTAL CAPITAL

The following is the text of the letter of advice dated 20 May 2016 from Octal Capital to the Independent Board Committee and the Independent Shareholders in respect of the terms of the Proposed Transactions prepared for the purposes of Chapter 14A of the Listing Rules and for incorporation into this circular:

Octal Capital Limited
801–805, 8th Floor, Nan Fung Tower
88 Connaught Road Central
Hong Kong

20 May 2016

To the Independent Board Committee and the Independent Shareholders

Dear Sirs,

CONTINUING CONNECTED TRANSACTIONS

INTRODUCTION

We refer to our appointment as the Independent Financial Adviser to advise the Independent Board Committee and the Independent Shareholders in respect of the 2016 Aircraft Finance Lease Framework Agreement and the 2017–2019 Aircraft Finance Lease Framework Agreement (collectively the “ Aircraft Finance Lease Framework Agreements ”) and the transactions contemplated thereunder (the “ Continuing Connected Transactions”), details of which are set out in the letter from the Board (the “Letter from the Board”) contained in the circulars of the Company dated 20 May 2016 (the “Circular”), of which this letter forms a part. Capitalized terms used in this letter shall have the same meaning as those defined in the Circular unless the context otherwise requires.

On 28 April 2016, the Company entered into the Aircraft Finance Lease Framework Agreements with CES Leasing, pursuant to which CES Leasing agreed to provide finance leasing to the Company in relation to the aircrafts scheduled to be introduced by the Company for the financial years 2016–2019 (the “Leased Aircraft”), as and when the Company considers desirable, in accordance with the terms and conditions of the Aircraft Finance Lease Framework Agreements and the relevant implementation agreements contemplated thereunder. CES Leasing is a non-wholly owned subsidiary of CEA Holding, which in turn is the controlling shareholder of the Company. Each of CES Leasing and the Lessor(s), which are wholly-owned subsidiaries of CES Leasing, is thus a connected person of the Company. As the relevant applicable percentage ratios under the Listing Rules exceed 25% on an annual basis and as the highest transaction classification is that of a major transaction under the Listing Rules, the Aircraft Finance Lease Framework Agreements will constitute Continuing Connected Transactions and major transactions of the Company under the Listing Rules.

An independent board committee comprising all independent non-executive Directors of the Company, namely Mr. JI Weidong, Mr. LI Ruoshan, Mr. MA Weihua and Mr. SHAO Ruiqing, has been established to consider and advise the Independent Shareholders on whether the terms of the Aircraft Finance Lease Framework Agreements are fair and reasonable and are in the interests of the Company and the Shareholders as a whole. The advice of the Independent Board Committee as regards the Continuing Connected Transactions is contained in its letter included in the Circular.

LETTER FROM OCTAL CAPITAL

We, Octal Capital Limited, have been appointed as the independent financial adviser to advise the Independent Board Committee and the Independent Shareholders on the Continuing Connected Transactions in this regard. We are not connected with the directors, chief executive and substantial shareholders of the Company or CES Leasing or any of their respective subsidiaries or their respective associates and do not have any shareholding, directly or indirectly, in any member of the Group or any right (whether legally enforceable or not) to subscribe for or to nominate persons to subscribe for securities in any member of the Group as at the Latest Practicable Date and therefore is considered suitable to give independent advice to the Independent Shareholders. During the last two years, we were engaged by the Company as the independent financial adviser in respect of a major and connected transaction in relation to aircraft finance lease (details can be referred to the circular of the Company dated 26 May 2015). Under such appointment, we were required to express our opinion on and give recommendations to the Independent Board Committee and the Shareholders in respect of the transaction. Apart from normal professional fees payable to us in connection with this and the previous appointment, no arrangement exists whereby we will receive any fees or benefits from the Group or the directors, chief executive and substantial shareholders of the Company or CES Leasing or any of its subsidiaries or their respective associates.

In formulating our opinion, we have relied on the accuracy of the information and representations contained in the Circular and have assumed that all information and representations made or referred to in the Circular as provided by the management of the Company were true at the time they were made and continue to be true as at the date of the Circular. We have also relied on our discussion with the management of the Company regarding the Continuing Connected Transactions including the information and representations contained in the Circular. We have also assumed that all statements of belief, opinion and intention made by the management of the Company respectively in the Circular were reasonably made after due enquiry. We consider that we have reviewed sufficient information to reach an informed view, to justify our reliance on the accuracy of the information contained in the Circular and to provide a reasonable basis for our advice. We have no reason to suspect that any material facts have been omitted or withheld from the information contained or opinions expressed in the Circular nor to doubt the truth, accuracy and completeness of the information and representations provided to us by the management of the Company. We have not, however, conducted an independent in-depth investigation into the business and affairs of the Group, CES Leasing and their respective associates, nor have we carried out any independent verification of the information supplied to us.

THE CONTINUING CONNECTED TRANSACTIONS

Principal factors and reasons considered

In arriving at our opinion regarding the terms of the Continuing Connected Transactions, we have considered the following principal factors and reasons:

LETTER FROM OCTAL CAPITAL

1.	Background information of the Continuing Connected Transactions

The Company is principally engaged in the business of civil aviation. The Group established an aviation transportation network covering 1,057 destinations in 179 countries and carried nearly 94 million passengers in 2015. As at 31 December 2015, the Group operated a fleet of 551 aircrafts, of which 396 were self-owned or under finance leases, 139 of which were under operating lease and the remaining 16 were business aircrafts held under trust. The Group maintained an average passenger aircraft fleet age of under 6 years as at 31 December 2015. As disclosed in the annual report of the Company for the year ended 31 December 2015, the Group planned to introduce a total of 124 new aircrafts and retire 45 older models during 2016 and 2017. The Group further planned to introduce 177 aircraft and retire 25 aircraft in 2018 and future years according to confirmed orders as at 31 December 2015.

On 14 November 2014, the Company entered into a finance lease framework agreement with CES Leasing pursuant to which CES Leasing agreed to provide finance leasing to the Company in relation to 14 aircrafts in accordance with the terms and conditions thereto, details of which are set out in the announcement of the Company dated 14 November 2014. Subsequently on 5 May 2015, the Company entered into a second lease agreement with CES Leasing pursuant to which CES Leasing agreed to provide finance leasing to the Company in relation to 23 aircrafts in accordance with the terms and conditions thereto, details of which are set out in the announcement of the Company dated 30 April 2015.

The table below summaries the consolidated financial position of the Group as at 31 December 2014 and 2015:

	As at 31 December
	2014	2015
	RMB million	RMB million
	(audited)	(audited)

Assets
Non-current assets	147,586	174,914
Current assets	18,243	23,078

Total assets	165,829	197,992

Liabilities
Non-current liabilities	(72,928)	(83,674)
Current liabilities	(61,130)	(74,387)

Total liabilities	(134,058)	(158,061)

Non-controlling interests	(1,797)	(2,520)
Net assets attributable to owners of the Company	29,974	37,411

The total assets of the Group amounted to approximately RMB165,829 million and RMB197,992 million as at 31 December 2014 and 2015 respectively. The total liabilities of the Group amounted to approximately RMB134,058 million and RMB158,061 million as at 31 December 2014 and 2015 respectively. The Group’s total obligations under finance leases (including interest) was approximately RMB52,399 million as at 31 December 2015. As at 31 December 2015, the Group had cash and cash equivalents amounted to approximately RMB9,080 million. The Group monitors its gearing on the basis of its debt ratios (measured as total liabilities divided by total assets), which were approximately 80.8% and 79.8% as at 31 December 2014 and 2015 respectively.

LETTER FROM OCTAL CAPITAL

2.	Reasons for the Continuing Connected Transactions

As set out in the Letter from the Board, the Group introduced 14 and 23 aircrafts respectively in the 2014 Aircraft Finance Lease CT and the 2015 Aircraft Finance Lease CT (the “Previous CTs”) by adopting the finance lease arrangement provided by CES Leasing. By utilising a finance lease structure in the PRC domestic bonded zone with CES Leasing to introduce aircrafts for the Group, CES Leasing can provide value added tax invoices for the interest payments under the lease structure to the Group, and the Group can use the invoices to deduct value added tax under the relevant PRC domestic bonded zone regulations. The arrangement fee charged by CES Leasing under the lease structure is far less than the deductible value added tax in respect of the interest payments, thereby reducing the Company’s aggregate financing costs in introducing new aircrafts. After deducting the arrangement fee payable to CES Leasing under the lease structure of the Previous CTs, the Group saved financing costs of approximately USD13 million and USD32 million respectively under such finance lease arrangement compared to adopting secured loans arrangements with equivalent interest rates.

Having conducted the Previous CTs, the Group is of the view that the finance lease structure in the PRC domestic bonded zone proved to be both economically favorable and legally permissible and is in line with the Company and Shareholders’ interest as a whole. As such, the Company entered into the Aircraft Finance Lease Framework Agreements with CES Leasing to extend such lease structure to financially support the Group’s aircraft estimated delivery schedule during the years 2016 to 2019. The Group currently estimates that if it adopt the finance lease arrangement provided by CES Leasing, considering the Group’s aircraft estimated delivery schedule for the years 2016 to 2019 and after deducting the arrangement fee payable to CES Leasing, the savable financing costs for the Group compared to adopting secured loans arrangements with equivalent interest rates would amount to USD69 million, USD64 million, USD64 million and USD69 million respectively for each of the four years ending 31 December 2019.

Under the lease structure, CES Leasing intends to incorporate wholly-owned subsidiaries in the China (Shanghai) Pilot Free Trade Zone or the Tianjin Dongjiang Bonded Zone of the PRC for the purpose of acting as the Lessor(s) in the Continuing Connected Transactions. The Lessor(s), acting as the borrower(s), will sign loan agreement(s) with the Designated Financial Institutions, acting as the lender(s), in respect of each of the Leased Aircraft. Such arrangement can facilitate CES Leasing to issue value added tax invoices for the interest portion of finance lease, which enables the Company to deduct value added tax.

LETTER FROM OCTAL CAPITAL

As set out in the Letter from the Board, we noted that the entering into of the Aircraft Finance Lease Framework Agreements with CES Leasing does not necessarily imply CES Leasing will be the eventual financial institution providing aircraft financial lease service to the Group in respect of each of the Leased Aircraft. We understand that the Company will review and evaluate financial proposals submitted from independent commercial banks and the Designated Financial Institutions, and whether the Company eventually mandates the finance lease for each of the Leased Aircraft to CES Leasing depends on the following prerequisites: (1) the stable operation of CES Leasing and its qualification and ability in engaging in large-scale aircraft finance lease transactions; (2) through requests for proposals or other bidding processes, the evaluated advantages of CES Leasing’s finance proposal and its quotations for the arrangement fee over other finance proposals and their quotations for the arrangement fee; and (3) the capability of CES Leasing to issue value added tax invoices for the interest portion of finance lease, which enables the Company to deduct value added tax, and the arrangement fee being lower than the deductible value added tax in respect of the interest payments, which helps the Company reduce financing costs. Taking into account that CES Leasing has obtained all relevant licenses in the PRC for operating in finance leasing business and had provided aircraft finance leasing arrangements to the Group under the Previous CTs at a competitive rate, the Directors believe that based on the previous competitive quotations provided by CES Leasing, it is competent to provide competitive and high-quality aircraft finance leasing arrangements to the Group.

We note that the Company has explored alternative financing options for the introduction of aircrafts including direct purchase, equity and debt financing or making a direct borrowing arrangement with CDB Shanghai. We are advised that having considered, among others, the Group’s debt structure and the market conditions and particularly the cost savings brought by a lease structure with CES Leasing, the Directors are of the view that the entering into of the Aircraft Finance Lease Framework Agreements are preferred over the financing alternatives and is in the interests of the Company and the Shareholders as a whole.

As discussed in the previous sub-section regarding the background of the Continuing Connected Transactions, it is one of the key business strategies of the Group to continuously refresh and update its fleet structure to cope with the increasing demand of customers and to expand the Group’s geographic coverage to new locations. The Group has maintained an average passenger aircraft fleet age of under 6 years as at 31 December 2015 which is one of the lowest among major Chinese airlines. As disclosed in the annual report of the Company for the year ended 31 December 2015, the Group planned to introduce a total of 124 new aircrafts and retire 45 older models during 2016 and 2017. The Group further planned to introduce 177 aircraft and retire 25 aircraft in 2018 and future years according to confirmed orders as at 31 December 2015. Given such ambitious aircraft estimated delivery schedule, we consider the Aircraft Finance Lease Framework Agreements would allow the Group to introduce the aircrafts in an organized and cost efficient manner.

Having considered (i) the financial benefits to the Group under the Continuing Connected Transactions, in particular the considerable value added tax savings; (ii) the eventual aircraft finance lease agreement shall only be mandated to CES Leasing should it provide the most competitive solution compared to third party proposals; (iii) the Group’s genuine and continuing need of new aircrafts in light of business developments and fleet structure refreshment; and (iv) the lack of alternative financing options for the introduction of aircrafts that are economically viable, we concur with the views of the Directors that the entering into of the Aircraft Finance Lease Framework Agreements are fair and reasonable and in the interest of the Company and the Shareholders as a whole.

LETTER FROM OCTAL CAPITAL

Given (i) the Group is principally engaged in the business of civil aviation; (ii) it is the Group’s usual practice to regularly refresh its fleet structure as disclosed in its annual reports; and (iii) the Aircraft Finance Lease Framework Agreements provide the necessary financial resources to the Group while the Group executes its aircraft introduction plan, we consider the entering into of the Aircraft Finance Lease Framework Agreements is in the ordinary and usual course of business of the Group.

In considering the term of the Aircraft Finance Lease Framework Agreements, we noted that the Aircraft Finance Lease Framework Agreements in aggregate cover a term of four years from 2016 to 2019, which is longer than three years. Rule 14A.52 of the Listing Rules provides that the term of agreement governing continuing connected transaction must not exceed three years except in special circumstances where the nature of the transaction requires the contract to be of duration longer than three years. In this regard, we have discussed with the management of the Group the principal reasons for a longer term for the Aircraft Finance Lease Framework Agreements. We are advised by the Group that it is a common practice in the aviation industry for airlines to refresh their fleet structure and introduce new aircrafts on a continuous basis during each financial year. Further, given the extensive financial and time resources required in the manufacture and introduction of any new aircrafts, we are advised that it is common for airlines to negotiate with Aircraft Manufacturer(s) and formulate their aircraft introduction plan multiple years in advance. In this regard, we have reviewed the latest aircraft estimated delivery schedule of the Group and we noted that the Group has arranged delivery of new aircrafts for the years 2016 to 2022 pursuant to aircraft purchase agreements entered into between the Group and the Aircraft Manufacturer(s) during 2010 to 2016. We also reviewed publicly available aircraft delivery schedule of other major Chinese airlines and noted that these airlines also have formulated plans to introduce new aircrafts at a timeframe of a maximum of seven years in advance. Given the above, we are of the view that it is normal business practice in the Chinese aviation industry for airlines to enter into agreements in relation to introduction of aircrafts that covers a longer term of more than three years.

Furthermore, we are advised that aircraft leasing is a common practice in the aviation industry concerning introduction of new aircrafts and the lease period of such aircrafts exceeds three years in most cases given the useful lives of the Leased Aircraft are 15 years at minimum. A lease structure is often adopted while introducing new aircrafts due to the advantages of lower cost of financing, higher flexibility and less impact on the airline’s cash flow as compared to direct purchasing. We noted that the majority of the Group’s aircrafts are held under lease structures while the average percentage of leased aircrafts of other major Chinese airlines also exceeds 60% of their total fleet. We also reviewed the latest annual reports of other major Chinese airlines that are listed on the Stock Exchange and noted that the lease period of their aircrafts ranges from one to twelve years. In particular, we noted it was disclosed that the finance lease obligations of Air China Limited (SEHK: 0753) shall expire during the years from 2016 to 2027 while for China Southern Airlines Company Limited (SEHK: 1055) it was disclosed that the majority of its aircraft leases have terms of 10 to 12 years. We consider the entering into of the Aircraft Finance Lease Framework Agreements provides the necessary financial resources to the Group while the Group executes its aircraft introduction plan during the course of the next four years. It also provides the Group with a cost efficient and familiar mechanism to ensure the Group’s aircraft estimated delivery schedule shall be closely adhered to in which failing to do so may lead to contractual consequences under the purchase agreements with Aircraft Manufacturer(s) or disruption in the Group’s expansion plan into new destinations. Based on the foregoing, we are of the view that it is beneficial to the long-term business growth and financial performance of the Group for it to enter into the Aircraft Finance Lease Framework Agreements which in aggregate have a term of more than three years.

LETTER FROM OCTAL CAPITAL

In addition to our discussion with the management of the Group regarding the term of the Aircraft Finance Lease Framework Agreements and the generality of agreements of such kind in the Chinese aviation industry, we have also performed search of comparable transactions beyond the aviation industry involving finance lease agreements entered into by companies listed on the Stock Exchange with connected parties since January 2015 in relation to finance lease of heavy machineries and/or income generating assets that had a lease period of more than three years. We identified comparable transactions in relation to leasing of vessels and medical equipment and we noted that the term of the finance lease agreements in the identified comparable transactions have a period of maximum ten years depending on the nature of the leased assets. Further taking into account the common lease period for other major Chinese airlines is between one to twelve years as abovementioned, we are of the view that it is reasonable and a commonly adopted practice for such lease agreement to be of such period.

On the above basis, we are of the view that it is normal business practice for financial lease agreements of this type to have a period of more than three years and we are of the view that entering into of the Aircraft Finance Lease Framework Agreements are in the ordinary and usual course of business of the Group, are fair and reasonable and in the interest of the Company and the Shareholders as a whole.

3.	The Proposed Caps

As set out in the Letter from the Board, on 28 April 2016, the Company entered into the Aircraft Finance Lease Framework Agreements with CES Leasing and the principal terms of the Aircraft Finance Lease Framework Agreements are as follows:

The 2016 Aircraft Finance Lease Framework Agreement

Lessor(s)	:	Wholly-owned subsidiaries of CES Leasing to be incorporated for the purpose of the transaction

Lessee	:	The Company (including wholly-owned and holding subsidiaries of the Company)

Financier	:	The designated financial institutions, being independent third parties

LETTER FROM OCTAL CAPITAL

Aircraft under the transaction	:	Comprises part of the aircraft in the Company’s aircraft introduction plan for the year 2016 which was disclosed in the Company’s 2014 Annual Report

Term	:	From 1 January 2016 to 31 December 2016

Rental fee/Interest	:	Under the transaction, the applicable interest rate, together with the arrangement fee will be determined through requests for proposals issued by the Company or other bidding processes (which will comprise of at least two other proposals from unrelated third parties), which will be negotiated and determined between the Company, CES Leasing and the designated financial institutions.

The rental fee is the repayment of the principal amount for the Leased Aircraft and the interest under the transaction.

Bank Loans	:	Under the transaction, the designated financial institutions will provide Bank Loans to the Lessor(s), the principal amount of which will be equivalent to the principal amount of each individual aircraft finance lease agreement.

The principal amount, interest rate and amounts, and loan term under the Bank Loans will be respectively identical to the principal amount, interest rate and amounts, and lease term under the transaction.

Arrangement fee	:	The respective arrangement fee for each of the Leased Aircraft shall be paid by the Company in one lump sum prior to the commencement of the respective Delivery Date.

Buy-back	:	Upon the expiry of the lease term of each of the Leased Aircraft, the Company is entitled to purchase each relevant Aircraft back from the Lessor(s) at a nominal purchase price for such Aircraft.

The 2017–2019 Aircraft Finance Lease Framework Agreement

Lessor(s)	:	Wholly-owned subsidiaries of CES Leasing to be incorporated for the purpose of the transaction

Lessee	:	The Company (including wholly-owned and holding subsidiaries of the Company)

LETTER FROM OCTAL CAPITAL

Financier	:	The designated financial institutions, being independent third parties

Aircraft under the transaction	:	Comprises part of the aircraft in the Company’s aircraft introduction plan for the years 2017–2019 which will be disclosed annually and subject to adjustment from time to time

Term	:	From 1 January 2017 to 31 December 2019

Rental fee/Interest	:	Under the transaction, the applicable interest rate, together with the arrangement fee will be determined through requests for proposals issued by the Company or other bidding processes (which will comprise of at least two other proposals from unrelated third parties), which will be negotiated and determined between the Company, CES Leasing and the designated financial institutions.

The rental fee is the repayment of the principal amount for the Leased Aircraft and the interest under the transaction.

Bank Loans	:	Under the transaction, the designated financial institutions will provide Bank Loans to the Lessor(s), the principal amount of which will be equivalent to the principal amount of each individual aircraft finance lease agreement.

The principal amount, interest rate and amounts, and loan term under the Bank Loans will be respectively identical to the principal amount, interest rate and amounts, and lease term under the transaction.

Arrangement fee	:	The respective arrangement fee for each of the Leased Aircraft shall be paid by the Company in one lump sum prior to the commencement of the respective Delivery Date.

Buy-back	:	Upon the expiry of the lease term of each of the Leased Aircraft, the Company is entitled to purchase each relevant Aircraft back from the Lessor(s) at a nominal purchase price for such Aircraft.

The lease period of the aircraft under the Aircraft Finance Lease Framework Agreements will be agreed upon entering into the respective aircraft finance lease agreements. The Company estimates that based on previous similar transactions, the lease period of the aircraft under the Continuing Connected Transactions would be around 10 years.

LETTER FROM OCTAL CAPITAL

As disclosed in the paragraph “Internal Control Procedures” in the Letter from the Board, to ensure the Company’s conformity with the terms of the Aircraft Finance Lease Framework Agreements, the Company shall adopt a series of internal control policies during its daily operations. Such internal control policies shall be conducted and supervised by the finance department of the Company and the independent non-executive Directors of the Company as follows:

(1)	The finance department of the Company monitors daily connected transactions of the Company and reports to the audit committee of the Company and independent non-executive Directors on a quarterly basis.

(2)	The independent non-executive Directors shall review and will continue to review the implementation agreements to ensure that they have been entered into on normal commercial terms or better, and according to the Aircraft Finance Lease Framework Agreements on terms that are fair and reasonable and in the interests of the Company and the Shareholders as a whole, and provide confirmation in the Company’s annual report.

In addition, for the purpose of Rule 14A.56 of the Listing Rules, the Company’s external auditors, will be engaged to issue a letter to report on the Group’s continuing connected transactions in accordance with Hong Kong Standard on “Assurance Engagements 3000 Assurance Engagements Other Than Audits or Reviews of Historical Financial Information” and with reference to Practice Note 740 “Auditor’s Letter on Continuing Connected Transactions under the Hong Kong Listing Rules” issued by the Hong Kong Institute of Certified Public Accountants.

Based on the above, the Directors are of the view that the above procedures can ensure that the transactions contemplated under the Aircraft Finance Lease Framework Agreements will be conducted on normal commercial terms or better, and will not be prejudicial to the interests of the Company and the Shareholders. Having reviewed the above mechanism and the Group’s historical internal control procedural records, we concur with the view of the Directors that the Group has taken appropriate and adequate internal control measures in carrying out the Continuing Connected Transactions and thereby safeguarding the interests of the Shareholders.

Based on information provided by the Company, we summarise in the following table the relevant annual caps of the Aircraft Finance Lease Framework Agreements (the “Proposed Caps”) for each of the four financial years ending 31 December 2019:

	For the financial year ending 31 December
	2016	2017	2018	2019
Continuing Connected Transactions	Annual caps
	(in USD millions)

Rental fee (including principal and interest)	2,600	2,400	2,400	2,600
Arrangement fee	16	15	15	16

Total (the Proposed Caps)	2,616	2,415	2,415	2,616

LETTER FROM OCTAL CAPITAL

The Company previously conducted transactions in relation to financial leasing with CES Leasing in 2014 and 2015. However, such transactions were not conducted on a continuing basis. The total amounts payable under the 2015 Aircraft Finance Lease CT and the 2014 Aircraft Finance Lease CT were expected to be not more than approximately USD1,712 million and not more than USD907 million, respectively.

The Proposed Caps for each of the four years ending 31 December 2019, being the total fee payable under the Continuing Connected Transactions, is the sum of the rental fee, the arrangement fee and the buy-back fee estimated to be payable by the Group to CES Leasing under the Continuing Connected Transactions. In particular, the total rental fee payable under the Continuing Connected Transactions fee equals to the sum of the principal and the interest payable under each Aircraft Finance Lease.

In relation to the proposed annual caps of the Continuing Connected Transactions for the four financial years ending 31 December 2019 of USD2,616 million, USD2,415 million, USD2,415 million and USD2,616 million respectively, we have obtained from the Company a list of estimated purchase of aircrafts for the period 2016 to 2019 and we noted the Proposed Caps primarily comprise the estimated rental fee and arrangement fee of each aircraft to be payable by the Group to CES Leasing during each of the four years ending 31 December 2019. We understand from the Directors that such list of estimated purchase was prepared based on the confirmed orders of aircrafts to be delivered to the Group by the Aircraft Manufacturer(s) during the period 2016 to 2019. We have cross-checked the Group’s estimated delivery schedule of new aircrafts from 2016 to 2019 with the Company’s published announcements in relation to purchase of aircrafts from Aircraft Manufacturer(s) that constituted notifiable transactions of the Company and we noted the delivery schedule and the consideration for the aircrafts adopted in arriving the Proposed Caps are in line with such disclosures.

In order to assess the fairness and reasonableness of the Proposed Caps, we have reviewed the computation of the estimated rental fee payable by the Group and noted that it is derived by multiplying (i) the estimated principal amount for each of the Leased Aircraft; (ii) the estimated applicable annual interest rate and (iii) the estimated lease period in years. We are advised that the estimated principal amount for each of the Leased Aircraft represents half of the value of each Leased Aircraft which is based on the catalog price provided by the Aircraft Manufacturer(s) minus any price concessions which has been finalized in the respective purchase agreements and therefore the value of each Leased Aircraft will not be subject to much variation in the Company’s estimation. As for the applicable interest rate, we noted that it will be determined through requests for proposals or other bidding processes issued by the Company, and will be negotiated and determined between the Company, CES Leasing and the Designated Financial Institutions and shall be consistent with the interest rate payable by CES Leasing or the Lessor(s) to the Designated Financial Institutions. In this regard, we have obtained and reviewed two historical loan quotations provided by independent financial institutions to the Group in 2015 and noted that the quoted interest rate was determined with reference to benchmark interest rate set by the People’s Bank of China of the PRC. We have further compared the Group’s estimation of the applicable interest rate for the years 2016 to 2019 and also noted that it is in consistent with the benchmark interest rate set by the People’s Bank of China and thus we consider such estimation to be reasonable. As regards the estimated lease period of aircrafts, we noted that the Group has assumed a lease period that is in consistent with the Group’s fleet age which we also consider it to be reasonable.

LETTER FROM OCTAL CAPITAL

We noted the total fee payable under the Continuing Connected Transactions, in addition to the rental fee as assessed above, consists of estimated arrangement fee and buy-back fee to be payable by the Group to CES Leasing. We noted that the Group has assumed the arrangement fee to be equal to a certain percentage of the estimated principal amount for the Leased Aircraft which is consistent with the actual arrangement fee charged by CES Leasing in the Previous CTs. The Group has also assumed the buy-back fee payable to CES Leasing shall be at a nominal level which is negligible comparing to the base price of the aircrafts. We have reviewed the relevant agreements and disclosures in relation to the Previous CTs and further reviewed an independent quotation provided by Bank of China which suggested its level of arrangement fee to be charged is comparable to that of CES Leasing, thus we consider that the Group’s estimation of the arrangement fee and the buy-back fee to be payable to CES Leasing during 2016 to 2019 is reasonable and in line with previous and industry practices.

In general, we noted that the Proposed Caps for each of the four years ending 31 December 2019 approximately equals half of the aggregate value of the aircrafts scheduled to be introduced during each of the four years ending 31 December 2019 under the Continuing Connected Transactions, which is in consistent with the Company’s disclosure made in the Letter from the Board.

On the above basis, we consider that the respective terms and conditions of the Aircraft Finance Lease Framework Agreements and the Proposed Caps are fair and reasonable, and the Continuing Connected Transactions as contemplated under the Aircraft Finance Lease Framework Agreements are on normal commercial terms and in the ordinary and usual course of the business of the Group and in the interests of the Shareholders and the Company as a whole.

4.	The conditions

As the respective Proposed Caps will exceed HK$10 million and the relevant applicable ratios under Rule 14.07 of the Listing Rules exceed 5%, the Proposed Caps of the Continuing Connected Transactions are subject to reporting, announcement, and the requirement of seeking approval from the Independent Shareholders under the Listing Rules. The Company will therefore seek the approval by the Independent Shareholders of the Continuing Connected Transactions and the Proposed Caps.

Taking into account the measures taken/to be taken by the Group in relation to the Continuing Connected Transactions, in particular (i) the restriction by way of setting the Proposed Caps; (ii) the mechanism of the Group to issue request for proposals from at least two independent financial institutions and the conditions prerequisite for the Group to mandate the lease agreement to CES Leasing as disclosed in “Reasons for Entering into the Proposed Transactions and Benefits Expected to Accrue to the Company” in the Letter from the Board; (iii) the compliance with all other relevant requirements under the Listing Rules (which include the annual review and/or confirmation by the independent non-executive Directors and auditors of the Company on the actual execution of the Continuing Connected Transactions); and (iv) the annual review of connected transactions of the Group by the Supervisory Committee of the Company, we consider that the Company has taken appropriate and adequate measures to govern the Group in carrying out the Continuing Connected Transactions, thereby safeguarding the interests of the Shareholders thereunder.

LETTER FROM OCTAL CAPITAL

RECOMMENDATION

Having considered the principal factors and reasons above, we are of the view that the Continuing Connected Transactions contemplated under the Aircraft Finance Lease Framework Agreements are in the ordinary and usual course of business of the Company, are on normal commercial terms which are fair and reasonable and in the interests of the Company and the Shareholders as a whole. Accordingly, we recommend the Independent Shareholders, as well as the Independent Board Committee to advise the Independent Shareholders, to vote in favour of the ordinary resolutions to approve the Aircraft Finance Lease Framework Agreements and the transactions contemplated thereunder at the upcoming 2015 AGM.

Yours faithfully,
For and on behalf of
Octal Capital Limited
Alan Fung	Louis Chan
Managing Director	Director

Note:	Mr. Alan Fung has been a responsible officer of Type 1 (dealing in securities) and Type 6 (advising on corporate finance) regulated activities since 2003. Mr. Fung has more than 22 years of experience in corporate finance and investment banking and has participated in and completed various advisory transactions in respect of mergers and acquisitions, connected transactions and transactions subject to the compliance to the Takeovers Code of listed companies in Hong Kong. Mr. Louis Chan has been a responsible officer of Type 1 (dealing in securities) and Type 6 (advising on corporate finance) regulated activities since 2008. Mr. Chan has more than 15 years of experience in corporate finance and investment banking and has participated in and completed various advisory transactions in respect of mergers and acquisitions, connected transactions and transactions subject to the compliance to the Takeovers Code of listed companies in Hong Kong.

APPENDIX I	GENERAL INFORMATION

RESPONSIBILITY STATEMENT

This circular, for which the Directors collectively and individually accept full responsibility, includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Directors, having made all reasonable enquiries, confirm that to the best of their knowledge and belief the information contained in this circular is accurate and complete in all material respects and not misleading or deceptive, and there are no other matters the omission of which would make any statement herein or this circular misleading.

DISCLOSURE OF INTERESTS

Directors, supervisors, chief executives and senior management of the Company

The interests of the Directors, supervisors, chief executives and senior management in the issued share capital of the Company as at the Latest Practicable Date are set out as follows:

		Number of	Capacity in
		shares held –	which the A
		Personal	shares were
Name	Position	interest	held

Liu Shaoyong	Chairman	0	–
Ma Xulun	Vice Chairman, President	0	–
Xu Zhao	Director	0	–
Gu Jiadan	Director	0	–
Li Yangmin	Director, Vice President	3,960	Beneficial
		A shares	owner
		(Note 1)
Tang Bing	Director, Vice President	0	–
Tian Liuwen	Director, Vice President	0	–
Ji Weidong	Independent non-executive Director	0	–
Li Ruoshan	Independent non-executive Director	0	–
Ma Weihua	Independent non-executive Director	0	–
Shao Ruiqing	Independent non-executive Director	0	–
Yu Faming	Chairman of the Supervisory Committee	0	–
Xi Sheng	Supervisor	0	–
Ba Shengji	Supervisor	0	–
Feng Jinxiong	Supervisor	0	–
Xu Haihua	Supervisor	0	–
Wu Yongliang	Vice President, Chief Financial Officer	3,696	Beneficial
		A shares	owner
		(Note 2)
Feng Liang	Vice President	0	–

APPENDIX I	GENERAL INFORMATION

		Number of	Capacity in
		shares held –	which the A
		Personal	shares were
Name	Position	interest	held

Sun Youwen	Vice President	62,731	Beneficial
		A shares	owner
		(Note 3)
Wang Jian	Board Secretary, Joint Company Secretary, Authorised Representative	0	–
Ngai Wai Fung	Joint Company Secretary	0	–

Note 1:	representing approximately 0.000030% of the Company’s total issued shares as at the Latest Practicable Date.

Note 2:	representing approximately 0.000028% of the Company’s total issued shares as at the Latest Practicable Date.

Note 3:	representing approximately 0.000477% of the Company’s total issued shares as at the Latest Practicable Date.

Save as disclosed above, as at the Latest Practicable Date, none of the Directors, the Company’s supervisors, chief executives or members of senior management of the Company had any interest or short position in the shares, underlying shares and/or debentures (as the case may be) of the Company and/or any of its associated corporations (within the meaning of Part XV of the SFO) which was required to be: (i) notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including any interest and short position which he/she was taken or deemed to have under such provisions of the SFO); or (ii) entered in the register of interests required to be kept by the Company pursuant to section 352 of the SFO; or (iii) notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers as set out in Appendix 10 to the Listing Rules (which for this purpose shall be deemed to apply to the supervisors of the Company to the same extent as it applies to the Directors).

As at the Latest Practicable Date, Mr. Liu Shaoyong (a Director and the Chairman), Mr. Xu Zhao (a Director) and Mr. Gu Jiadan (a Director), Mr. Yu Faming (a supervisor and the Chairman of the Supervisory Committee of the Company), Mr. Xi Sheng (a supervisor of the Company) and Mr. Ba Shengji (a supervisor of the Company) are employees of CEA Holding, which is a company having an interest in the Company’s shares required to be disclosed to the Company and the Stock Exchange under the provisions of Divisions 2 and 3 of Part XV of the SFO.

APPENDIX I	GENERAL INFORMATION

EXPERT STATEMENT

This circular includes statement(s) made by the following expert:

Name	Qualification

Octal Capital Limited	a licensed corporation for carrying out type 1 (dealing in securities) and type 6 (advising on corporate finance) regulated activities under the SFO

Octal Capital has given and has not withdrawn its written consent to the issue of this circular with the inclusion of its letter in the form and context in which it is included.

As at the Latest Practicable Date, Octal Capital did not have any direct or indirect interest in any assets which have been, since 31 December 2015 (being the date to which the latest published audited accounts of the Group were made up), acquired or disposed of by or leased to any member of the Group, or are proposed to be acquired or disposed of by or leased to any member of the Group.

As at the Latest Practicable Date, Octal Capital was not beneficially interested in the share capital of any member of the Group nor had any right, whether legally enforceable or not, to subscribe for or to nominate persons to subscribe for securities in any member of the Group.

JOINT COMPANY SECRETARY

Mr. Wang Jian graduated from Shanghai Jiao Tong University, has a Master of Business Administration postgraduate degree from East China University of Science and Technology and holds an Executive Master’s degree of Business Administration from Tsinghua University. Mr. Wang Jian has obtained a qualification certificate for board secretaries of listed companies issued by the Shanghai Stock Exchange. Mr. Wang Jian is currently a joint company secretary of the Company and Mr. Wang Jian is assisted by Mr. Ngai Wai Fung, the other joint company secretary of the Company.

Mr. Ngai Wai Fung is a fellow and vice president of the Hong Kong Institute of Chartered Secretaries, a fellow of the Institute of Chartered Secretaries and Administrators in the United Kingdom, a member of the Hong Kong Institute of Certified Public Accountants and a fellow of the Association of Chartered Certified Accountants in the United Kingdom. Mr. Ngai Wai Fung has a Doctorate in Finance from the Shanghai University of Finance and Economics, a Master’s degree in Corporate Finance from the Hong Kong Polytechnic University and a Master’s degree in Business Administration (MBA) from Andrews University in the United States and a Bachelor’s degree (Honours) in Law from the University of Wolverhampton in the United Kingdom.

APPENDIX I	GENERAL INFORMATION

SERVICE CONTRACTS

As at the Latest Practicable Date, none of the Directors or supervisors of the Company had any existing or proposed service contract with any member of the Group which is not expiring nor determinable by the Group within a year without payment of any compensation (other than statutory compensation).

COMPETING INTERESTS

As at the Latest Practicable Date, none of the Directors or, so far as is known to them, any of their respective close associates was interested in any business (apart from the Group’s business) which competes or is likely to compete, either directly or indirectly, with the Group’s business (as would be required to be disclosed under Rule 8.10 of the Listing Rules if each of them were a controlling shareholder).

LITIGATION

As at the Latest Practicable Date, the Directors were not aware of any litigation or claim of material importance pending or threatened against any member of the Group.

INTERESTS IN THE GROUP’S ASSETS OR CONTRACTS OR ARRANGEMENTS SIGNIFICANT TO THE GROUP

As at the Latest Practicable Date, none of the Directors or supervisors of the Company had any direct or indirect interest in any assets which have been, since 31 December 2015 (being the date to which the latest published audited accounts of the Group were made up), acquired or disposed of by or leased to any member of the Group, or are proposed to be acquired or disposed of by or leased to any member of the Group.

As at the Latest Practicable Date, none of the Directors or supervisors of the Company was materially interested in any contract or arrangement, subsisting at the date of this circular, which is significant in relation to the business of the Group.

MATERIAL CONTRACTS

1.	The acquisition agreement dated 15 August 2014 entered into between Shanghai Airlines Tours, International (Group) Co., Ltd. (“Shanghai Tours”), a wholly-owned subsidiary of the Company and Eastern Air Tourism Investment (Group) Co., Ltd. (“Eastern Tourism”), pursuant to which Shanghai Tours agreed to purchase and Eastern Tourism agreed to sell 72.84% equity interest in Shanghai Dongmei Air Travel Co., Ltd. held by Eastern Tourism at a consideration of RMB32,147,700. For details, please refer to the Company’s announcement dated 15 August 2014.

APPENDIX I	GENERAL INFORMATION

2.	The finance lease framework agreement dated 14 November 2014 entered into between the Company and CES Leasing in relation to the 2014 Aircraft Finance Lease CT, pursuant to which CES Leasing agreed to provide finance leasing to the Company in relation to 14 aircraft for a lease term of 10 years commencing on the delivery of each of such 14 aircraft. The principal amount of the 2014 Aircraft Finance Lease CT in relation to such 14 aircraft was 90% of the total consideration for the purchase of such 14 aircraft. The applicable interest rate will be 6-month USD LIBOR plus 1% to 3%. The handling fee for such 14 aircraft will be no more than RMB40 million. For details, please refer to the Company’s announcement dated 14 November 2014.

3.	The capital injection agreement dated 22 December 2014 entered into among the Company, CEA Holding and CES Finance Holding Co., Ltd (“CES Finance”) (as shareholders of Eastern Air Group Finance Company Limited (“ Eastern Air Finance”)), pursuant to which the Company, CEA Holding and CES Finance agreed to inject a total of RMB1,500 million into Eastern Air Finance in proportion according to their respective shareholding in Eastern Air Finance. Out of such RMB1,500 million, the Company agreed to contribute a pro-rata amount of RMB375 million in cash. For details, please refer to the Company’s announcement dated 22 December 2014.

4.	The Master Lease Agreement dated 5 May 2015 entered into between the Company and CES Leasing in relation to the 2015 Aircraft Finance Lease CT, pursuant to which CES Leasing agreed to provide finance leasing to the Company in relation to the 23 Aircraft for a lease term of 120 months commencing on the delivery of each of such 23 aircraft. The principal amount of the 2015 Aircraft Finance Lease CT in relation to the 23 Aircraft is 90% of the total consideration for the purchase of the 23 Aircraft. The applicable interest rate will be 6-month USD LIBOR plus 1% to 3%. The total arrangement fee to be paid to CES Leasing for the finance lease of the 23 Aircraft shall not exceed RMB75 million. For details, please refer to the Company’s announcement dated 5 May 2015.

5.	The 2016 Aircraft Finance Lease Framework Agreement.

6.	The 2017-2019 Aircraft Finance Lease Framework Agreement.

Save as disclosed above, no material contract (not being a contract entered into in the ordinary course of business) has been entered into by any member of the Group within the two years immediately preceding the issue of this circular.

APPENDIX I	GENERAL INFORMATION

DOCUMENTS FOR INSPECTION

Copies of the following documents are available for inspection during normal business hours at Unit B, 31/F., United Centre, 95 Queensway, Hong Kong for a period of 14 days (excluding Saturdays and Sundays) from the date of this circular:

(1)	the Company’s articles of association;

(2)	the Company’s 2013, 2014 and 2015 annual reports;

(3)	a copy of each contract set out in the paragraph headed “Material Contracts” in this Appendix;

(4)	a copy of each circular issued pursuant to the requirements set out in Chapters 14 and/or 14A of the Listing Rules which has been issued since the date of the latest published audited accounts of the Company;

(5)	the letter of advice issued by Octal Capital to the Independent Board Committee and the Independent Shareholders dated 20 May 2016, the full text of which is set out on pages 20 to 32 of this circular;

(6)	the written consent of Octal Capital referred to in this Appendix;

(7)	the 2016 Aircraft Finance Lease Framework Agreement; and

(8)	the 2017-2019 Aircraft Finance Lease Framework Agreement.

APPENDIX II	FINANCIAL INFORMATION

THREE-YEAR FINANCIAL INFORMATION OF THE GROUP

The Company is required to set out in this circular the information for the last three financial years with respect to the profits and losses, financial record and position, set out as a comparative table and the latest published audited balance sheet together with the notes on the annual accounts for the last financial year for the Group.

The audited consolidated financial statements of the Group for each of the three years ended 31 December 2015, 2014 and 2013 together with the accompanying notes to the financial statements, can be found on pages 77 to 164 of the annual report of the Company for the year ended 31 December 2015, pages 72 to 166 of the annual report of the Company for the year ended 31 December 2014 and pages 75 to 169 of the annual report of the Company for the year ended 31 December 2013, respectively. Please also see below the hyperlinks to the said reports:

http://www.hkexnews.hk/listedco/listconews/SEHK/2016/0422/LTN201604221312.pdf
http://www.hkexnews.hk/listedco/listconews/SEHK/2015/0416/LTN201504161393.pdf
http://www.hkexnews.hk/listedco/listconews/SEHK/2014/0424/LTN201404241398.pdf

INDEBTEDNESS OF THE GROUP

Indebtedness

As at the close of business on 31 March 2016, being the latest practicable date for the purpose of this indebtedness statement, the Group had the following liabilities:

Borrowings and obligations under finance leases

The Group had total outstanding indebtedness of approximately RMB112,281 million as at 31 March 2016. The table below sets forth the Group’s total outstanding indebtedness as at 31 March 2016:

		Total
		RMB
	Notes	(in million)

Bank borrowings	(1)	31,910
Guaranteed bonds		10,291
Short-term debentures		20,000

Obligations under finance leases	(2)	50,080

Total		112,281

APPENDIX II	FINANCIAL INFORMATION

Notes:

(1)	The Group’s bank borrowings with an aggregate amount of approximately RMB7,853 million were secured by mortgages over certain of the Group’s assets. The pledged assets included aircraft and buildings with an aggregate net carrying amount of approximately RMB16,406 million as at 31 March 2016.

(2)	The Group’s obligations under finance leases with an aggregate amount of approximately RMB50,080 million were secured by mortgages over certain of the Group’s aircraft. The pledged aircraft had an aggregate net book value of approximately RMB70,850 million as at 31 March 2016.

Contingent liabilities

As at the close of business on 31 March 2016, the Group had no significant contingent liabilities.

Except as disclosed above and apart from intra-group liabilities at 31 March 2016, the Group did not have any debt securities issued and outstanding, or authorized or otherwise created but unissued, term loans, any other borrowings or indebtedness in the nature of borrowing of the Group including bank overdrafts and liabilities under acceptances (other than normal trade bills) or acceptance credits or hire purchase commitments, mortgages and charges, contingent liabilities or guarantees.

SUFFICIENCY OF WORKING CAPITAL

Taking into account the expected completion of the Proposed Transactions and the financial resources available to the Group, including the internally generated funds and the available banking facilities, the Directors are of the opinion that the Group has sufficient working capital for its present requirements, that is for at least the next 12 months from the date of this circular, in the absence of any unforeseeable circumstances.

TRADING AND FINANCIAL PROSPECTS

The operations of the Group as an air transport enterprise that performs public service functions are closely linked to the political and economic development both at home and abroad. As such, the Group’s operations as well as that of the aviation industry are, to a significant extent, subject to the risks associated with unforeseen occurrences of geopolitical events and other significant events.

In the future, the Company intends to become a premium airline that is globally competitive. In addition, the Group intends to transform from a traditional air passenger and freight carrier to an integrated modern aviation services and logistics services provider.

In 2016, the world economy is expected to experience a thorough reshuffle and its recovery is expected to remain sluggish. The International Monetary Fund has again trimmed its expected growth of the global economy and the total trade volume for the year in January 2016, and expected that international oil prices will decrease significantly in 2016 as compared to the previous year. It is expected that the Chinese economy will maintain a moderate growth despite larger downward pressure and the economic structure will continuously transform and upgrade. The pull effect of growth of consumption on the economic growth is expected to boost with tourism boom. Under the impacts of the aforesaid, it is expected that the demand for air passenger transportation will remain in growth, while the demand for aviation freight transportation will be relatively low. In view of a complicated and dynamic operating environment, the Group will seize the opportunities arising from the low oil prices, the rising tourism and consumption demand and the opening of the Shanghai Disneyland, and focus on the following areas in order to achieve better operating results:

APPENDIX II	FINANCIAL INFORMATION

1.	reinforcing the implementation of the safety responsibility system, strengthening safety inspection, enhancing the development of aviation security, improving flying techniques and abilities to assure flight safety on an ongoing basis;

2.	seizing favorable opportunities, improving interline transit based on the whole network, promoting sales transformation with direct sales and lower agency fees to expand its market share and improve its operation quality of passenger and freight transportation;

3.	strengthening services management system, remedying service shortfall and optimizing integrated online service experience to build an aviation service brand with a refined whole-process customer experience;

4.	expediting the establishment of in-flight internet access and platforms for e-commerce companies, intensifying transformation of China United Airlines into a low-cost airline, exploring the pilot spot for the market-oriented ground services system and guiding the Group in its reform and transformation;

5.	proactively expanding its financing channels, optimizing its debt structure, closely monitoring the trend of capital market and seizing opportunities in implementing financing projects which may facilitate the development of the Company;

6.	leveraging on information technology, improving core operation processes, refining the risk control mechanism to overall elevate the Group’s management capability.

MATERIAL ADVERSE CHANGE

As at the Latest Practicable Date, the Directors are not aware of any material adverse change in the financial or trading position of the Group since 31 December 2015, being the date to which the latest published audited consolidated financial statements of the Group were made up.

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